SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

BIMI International Medical Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

05552Q202

(CUSIP Number)

Tiewei Song

9th Floor, Building 2, Chongqing Corporation Avenue, Yuzhong District

Chongqing 400010, P. R China.

(+86) 023-6310 7239

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 24, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 05552Q202

1)	NAME OF REPORTING PERSON

Tiewei Song

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3)	SEC Use Only

4)	SOURCE OF FUNDS

OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER	1,000,000

	8)	SHARED VOTING POWER	-0-

	9)	SOLE DISPOSITIVE POWER	1,000,000

	10)	SHARED DISPOSITIVE POWER	-0-

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.63%1

14)	TYPE OF REPORTING PERSON

IN

(1)	Calculated based on 15,079,887 shares of Common Stock issued and outstanding as of June 20, 2022.

ITEM 1.	Security and Issuer.

This Statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $.001 per share (the “Common Stock”), of BIMI International Medical Inc., a Delaware Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 9th Floor, Building 2, Chongqing Corporation Avenue, Yuzhong District, Chongqing 400010, P. R China.

ITEM 2.	Identity and Background.

(a) This Schedule 13D is being filed by Mr. Tiewei Song (“Mr. Song”).

(b) Mr. Song’s business address is 9th Floor, Building 2, Chongqing Corporation Avenue, Yuzhong District, Chongqing 400010, P. R China.

(c) Mr. Song is an entrepreneur. His principal business is CEO of the Issuer (since October 2019). From December 2012 to October 2019, Mr. Song served as both the president and director of Shenyang Langzi Investment Management Co., Ltd., an asset management consulting firm. From July 2008 to July 2013, Mr. Song was the chief representative of German Varengold Bank in China. From October 1999 to May 2008, Mr. Song was the executive director and president of Liaoning Jiachang Group, a consulting firm. He also serves as a director of BIQI International Holdings Corp. Mr. Song graduated from Peking University with bachelor’s and master’s degrees in mathematics.

(d) During the past five years, Mr. Song has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Mr. Song has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such a proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Song is a citizen of P.R. China.

ITEM 3.	Source and Amount of Funds and Other Consideration.

The securities were granted as part of Mr. Song’s compensation in his role as CEO.

ITEM 4.	Purpose of Transaction.

The Reporting Person acquired the securities reported herein as part of his compensation for serving as an officer and/or director of the Issuer. The Reporting Person intends to evaluate his holdings in the Issuer on a continual basis. In the future, he may acquire additional shares of Common Stock or other securities of the Issuer. In addition, he may dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws, including, without limitation, pursuant to Rule 10b5-1 trading plans. Such decisions will be based on a number of factors, including, without limitation, market conditions, the price at which such shares can be purchased or sold, and the Reporting Person’s personal finances. Also, as a continuing director of the Issuer, the Reporting Person may receive future equity awards from the Issuer in accordance with the Issuer’s director compensation program as in effect from time to time.

As a director and Chief Executive Officer of the Issuer, the Reporting Person is involved in the oversight of management of the Issuer and setting policy for the Issuer, and he participates with the Board of Directors in the consideration of, and taking action on, significant corporate events involving the Issuer. As a result, from time to time he may consider proposals that relate to or would result in the matters listed in Items 4(a)-(j) of Schedule 13D. Except as otherwise described herein, the Reporting Person has no plan or proposal with respect to the Issuer in his capacity as a shareholder which relates to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D. The Reporting Person reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type referenced above.

ITEM 5.	Interest in Securities of the Issuer

(a) As of June 20, 2022, Mr. Song may be deemed to have beneficial ownership of the aggregate 1,000,000 shares of the Issuer’s Common Stock, or approximately 6.63% of the Issuer’s total shares of Common Stock outstanding. The foregoing percentage is calculated based on 15,079,887 shares of Common Stock issued and outstanding.

(b) Mr. Song has the sole power to vote and to dispose of 1,000,000 shares of Common Stock.

(c) As June 20, 2022, and within the sixty-day period prior thereto, no transactions involving the Issuer’s Common Stock had been engaged in by Mr. Song other than as disclosed herein.

(d) Other than Mr. Song, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s shares of Common Stock covered by this Schedule 13D.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Issuer entered into an employment agreement (the “Original Agreement”) with Mr. Song dated October 1, 2019, under which Mr. Song agreed to serve as the Issuer’s Chief Executive Officer for a term of two years commencing October 1, 2019 with base annual cash compensation of $500,000, which amount has not been paid as yet. The Original Agreement was renewed on October 28, 2021 for one (1) year (the “Renewed Agreement”). Under the Renewed Agreement, the Issuer agreed to pay Mr. Song an annual base salary of $1,000,000 in cash and an annual stock compensation of 1,000,000 shares of Common Stock, which are not subject to stock splits or reverse stock splits.

On June 9, 2022, the Issuer amended the employment agreement with Mr. Song (the “New Amendment”), to, among other things, allow the term of the employment agreement to automatically renew every year unless both the Issuer and Mr. Song agree not to renew in writing and to adjust the annual base salary from $1,000,000 in cash plus 1 million shares of Common Stock to $300,000 in cash only going forward. The New Amendment also increased the change in control severance payment to which Mr. Song is entitled from $10,000,000 to $20,000,000, in the event Mr. Song’s employment is terminated in connection with a change of control. Mr. Song’s 2021 stock consideration was not subject to stock splits or reverse stock splits per the terms of the employment agreement. In connection with the signing of the New Amendment, Mr. Song agreed to waive such privileges with respect to his shares of Common Stock in all future stock splits, reverse stock splits and similar transactions.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

99.1	Amendment to Executive Employment Agreement dated June 9, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: June 20, 2022

/s/ Tiewei Song
Tiewei Song

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